UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENT IN CHELYABINSK METALLURGICAL PLANT
Moscow, Russia – June 3, 2011 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of a new Managing
Director of its subsidiary Chelyabinsk Metallurgical Plant OAO.
Rashid Nugumanov, 53, was appointed Managing Director of Chelyabinsk
Metallurgical Plant effective June 3, 2011. He succeeds Sergei Malyshev, whose experience and knowledge will be used in the company’s headquarters.
Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Deineko
noted that “Sergei Malyshev has worked at Chelyabinsk Metallurgical Plant OAO for nearly six years and in that time succeeded in cutting costs and improving the plant’s efficiency. With him at the helm, the plant implemented several key investment projects, which enabled the enterprise to work very efficiently. The anti-crisis program he pursued in late 2008 and early 2009 made Chelyabinsk
Metallurgical Plant one of the first enterprises in the industry to exceed its pre-crisis production levels, maintain its social policies and continue with investment projects, which is further proof of Mr. Malyshev’s superior managerial skills.
“With his transfer to the company’s headquarters, Mr. Malyshev will focus on handling strategic issues, which we pose to this manager with rich experience in creating an efficient system for managing economic activities of an enterprise.
“I am sure that Rashid Nugumanov will be able to continue his predecessor’s work and tackle new challenges facing the plant. He has extensive practical experience in the steelmaking industry and proved himself to be a high-class specialist, an efficient manager with a long record. We also find it positive that Mr. Nugumanov has worked for 20 years on Chelyabinsk Metallurgical Plant, working his way from a steel caster in the oxygen converter shop to a first deputy production director, and so is thoroughly versed in all of the plant’s specifics.”
Mr. Nugumanov began his professional career at Chelyabinsk Metallurgical Plant, where he worked in 1981-1999, starting as a steel caster in the plant’s oxygen converter shop and working his way up to the plant’s first deputy director of operations. In 1999-2005, he worked at Zlatoust Metallurgical Plant, where at different times he occupied the posts of first deputy general director and general director. In 2006-2009, he was managing director of West Siberian Iron and Steel Plant owned by Evraz Group. In August 2009, he returned to Zlatoust
Metallurgical Plant to become its managing director. In August 2010, he was appointed general director of Donetsk Electrometallurgical Plant.
Mr. Nugumanov graduated from Urals Polytechnic Institute’s metallurgy department. He took part in implementing a large number of new grades of steel, several new steelmaking techniques and manufacturing machines. He is the author of several inventions and an active rationalizer. In 2001, he was awarded the title of “Meritorious Metallurgist” of Russian Federation. Mr. Nugumanov is also a laureate of Russian government’s 2009 award in science and technology.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of Russia’s leading companies. Its business is primarily composed of  four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 3, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO